Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-71460

PROSPECTUS SUPPLEMENT

4,385,356 Shares

SBA Communications Corporation

Class A Common Stock

This prospectus registers stock we may offer in connection with acquisitions of wireless communication towers or related assets or companies that own towers at various locations in the eastern third of the United States from time to time. It is expected that the terms of these acquisitions will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered.

We do not expect to receive any cash proceeds when we issue the Class A common stock offered by this prospectus.

Our Class A common stock is listed and traded on The Nasdaq National Market under the symbol “SBAC.” The last reported sale price of our Class A common stock on March 17, 2004 was $3.96 per share.

Investing in the shares involves risks. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

March 18, 2004

i

ABOUT THIS PROSPECTUS

This summary highlights material information about us and this offering. In addition to reading this summary, you should carefully review the “Risk Factors” section of this document beginning on page 5 and review all of our other filings made with the Commission before you consider investing in our Class A common stock.

General

We are a leading independent owner and operator of over 3,000 wireless communications towers in the eastern third of the United States. We generate revenues from our two primary businesses, site leasing and site development. In our site leasing business, we lease antenna space to wireless service providers on towers and other structures that we own or manage for or lease from others. The towers that we own have been constructed by us at the request of a carrier, built or constructed based on our own initiative or acquired. We have built approximately 60% of our currently owned towers. As of December 31, 2003, we owned 3,093 towers of which 3,032 are in continuing operations. In our site development business, we offer wireless service providers assistance in developing and maintaining their own wireless service networks. Since our founding in 1989, we have participated in the development of more than 25,000 antenna sites in 49 of the 51 major wireless markets in the United States.

Site Leasing Services

Our primary focus is the leasing of antenna space on our multi-tenant towers to a variety of wireless service providers under long-term lease contracts. We believe that over the long term our site leasing revenues will continue to grow as wireless service providers lease additional antenna space on our towers due to increasing minutes of use and network coverage requirements. We lease antenna space on the towers we have constructed, the towers we have acquired, and the towers we lease, sublease and/or manage for third parties. Our site leasing revenue comes from a variety of wireless carrier tenants, including AT&T Wireless, Cingular Wireless, Nextel, Sprint PCS, T-Mobile, and Verizon Wireless, and we believe our current tower portfolio positions us to take advantage of wireless carriers’ antenna and equipment deployment. We believe our site leasing business is characterized by stable and long-term recurring revenues, predictable operating costs and minimal capital expenditures. We expect to grow our cash flows by adding tenants to our towers at minimal incremental costs by using existing tower capacity or requiring carriers to bear the cost of tower modifications. Because our towers are strategically positioned and our customers typically do not re-locate, we have historically experienced low customer churn as a percentage of revenue. Our lease contracts typically have terms of five years or more with multiple term tenant renewal options and provide for annual rent escalators. We are focusing our leasing activities in the eastern third of the United States where substantially all of our towers are located. Additionally, due to the relatively young age and mix of our tower portfolio, we expect future expenditures required to maintain these towers will be low.

The following chart shows the number of towers we built for our own account, the number of towers we acquired, the number of towers we reclassified or disposed of, the number of towers held for sale and the number of towers owned for the periods indicated, before discontinued operations treatment:

	For the years ended December 31,
	2003	2002	2001	2000	1999
Towers owned at the beginning of period	3,877	3,734	2,390	1,163	494
Towers built	13	141	667	779	438
Towers acquired	—	53	677	448	231
Towers reclassified/disposed of (1)	(797)	(51)	—	—	—
Towers held for sale	(61)	—	—	—	—

Towers owned at the end of period	3,032	3,877	3,734	2,390	1,163

(1)	Reclassifications reflect the combination for reporting purposes of multiple acquired tower structures on a single parcel of real estate, which we market and customers view as a single location, into a single owned tower site. Dispositions reflect the sale, conveyance or other legal transfer of owned tower sites.

The following chart shows the number of towers owned for the periods indicated, after discontinued operations treatment:

	For the years ended December 31,
	2003	2002	2001	2000	1999
Towers owned at the end of the period	3,032	3,030	2,910	1,830	902

As of December 31, 2003, we had 6,847 tenants on our 3,032 towers.

At December 31, 2003, our same tower revenue growth was 9.3% and our same tower site leasing gross profit growth was 16.1% on the 3,020 towers we owned as of December 31, 2002.

The following chart includes details regarding our site leasing revenues and gross profit percentage:

	For the years ended December 31,
	2003	2002	2001
	(dollars in thousands)
Site leasing revenue	$127,842	$115,081	$85,487
Percentage of total revenue	60.3%	47.9%	38.0%
Site leasing gross profit percentage contribution of total gross profit	93.1%	76.7%	63.7%

To help maximize the revenue and profit we earn from our capital investment in our towers, we provide services at our tower locations beyond the leasing of antenna space. The services we provide, or may provide in the future, include generator provisioning, antenna installation, equipment installation, maintenance, and backhaul, which is the transport of the wireless signals transmitted or received by an antenna to a carrier’s network. Some of these services are part of our site leasing services (e.g., the generator provisioning) and are recurring in nature, and are contracted for by a wireless carrier or other user in a manner similar to the way they lease antenna space.

Site Development Services

Our site development business consists of two segments, site development consulting and site development construction, through which we provide wireless service providers a full range of end-to-end services. In the consulting segment of our site development business, we offer clients the following services: (1) network pre-design; (2) site audits; (3) identification of potential locations for towers and antennas; (4) support in buying or leasing of the location; and (5) assistance in obtaining zoning approvals and permits. In the construction segment of our site development business we provide a number of services, including, but not limited to the following: (1) tower and related site construction; (2) antenna installation; and (3) radio equipment installation, commissioning and maintenance. Currently our largest site development project is the network development contract we were awarded by Sprint Spectrum L.P. We estimate that this contract will generate approximately $70 to $90 million in site development construction revenue over the next two years.

Our site development customers include most of the major wireless communications and services companies, including AT&T Wireless, Bechtel Corporation, Cingular Wireless, General Dynamics, Nextel, Sprint PCS, T-Mobile and Verizon Wireless. Site development revenue was $84.2 million and $125.0 million for the years ended December 31, 2003 and 2002, respectively.

Our site development revenues and profit margins decreased significantly during the year ended December 31, 2003 compared to the year ended December 31, 2002. This decrease was primarily attributable to a decline in capital expenditures by wireless carriers, particularly for our site development construction services, and increased competition, which adversely affected our volume of activity and the pricing for our services.

Business Strategy

Our primary strategy is to capture the maximum benefits from our position as a leading owner and operator of wireless communications towers. Key elements of our strategy include:

Focusing on Site Leasing Business with Stable, Recurring Revenues.    We intend to continue to focus on and allocate substantially all of our capital resources to our site leasing business due to its attractive characteristics such as long-term contracts, built-in price escalators, high operating margins and low customer churn. The long-term nature of the revenue stream of our site leasing business makes it less volatile than our site development business which is more reactive to changes in industry conditions. By focusing on our site leasing business, we believe that we can maintain a stable, recurring cash flow stream and reduce our exposure to cyclical changes in customer spending.

Maximizing Use of Tower Capacity.    We generally have constructed our towers to accommodate multiple tenants and a substantial majority of our towers are high capacity lattice or guyed towers. Most of our towers have significant capacity available for additional antennas and we believe that increased use of our towers can be achieved at a low incremental cost. We actively market space on our towers through our internal sales force.

Geographically Focusing our Tower Ownership.    We have decided to focus our tower ownership geographically in the eastern third of the United States. We believe that focusing our site leasing activities in this smaller geographic area, where we have a higher concentration of towers, will improve our operating efficiencies, reduce our overhead expenses and produce higher revenue per tower.

Maintaining Low Cost Structure with Reduced Capital Expenditures.    We believe we have a low cost structure and we intend to proactively manage our cost structure to reflect the size and stage of our business and changes in the business environment. In addition, we have significantly reduced our capital expenditures since 2001 and intend to maintain lower levels (compared to 1999 to 2001) of annual capital expenditures for the foreseeable future.

Using our Local Presence to Build Strong Relationships with Major Wireless Service Providers.    Given the nature of towers as location specific communications facilities, we believe that substantially all of what we do is best done locally. Consequently, we have a broad field organization that allows us to develop and capitalize on our experience, expertise and relationships in each of our local markets, which in turn enhances our customer relationships. Due to our presence in local markets, we believe we are well positioned to capture additional site leasing business in our markets and identify and participate in site development projects across our markets.

Capturing Other Revenues That Flow From our Tower Ownership.    To help maximize the revenue and profit we earn from our capital investment in our towers, we provide services at our tower locations beyond the leasing of antenna space, including antenna installation and equipment installation. Because of our ownership of the tower, our control of the tower site and our experience and capabilities in providing installation services, we believe that we are well positioned to perform more of these services and capture the related revenue.

Capitalizing on our Management Experience.    Our management team has extensive experience in site leasing and site development services. Management believes that its industry expertise and strong relationships with wireless carriers will allow us to expand our position as a leading provider of site leasing and site development services.

Principal Executive Offices

Our principal executive offices are located at 5900 Broken Sound Parkway NW, Boca Raton, FL 33487 and our telephone number is (561) 995-7670. We were founded in 1989 and incorporated in Florida in 1997.

Acquisition Terms

This document serves as our prospectus to offer up to 4,385,356 shares of our Class A common stock that we plan to use, from time to time, to acquire wireless communication towers or related assets or companies that own towers at various locations in the eastern third of the United States. These shares of Class A common stock will be offered by us directly or through our wholly owned subsidiary which received the shares as a capital contribution. The consideration for the acquisition of these assets or equity interests may consist of the assumption of liabilities, issuances of our Class A common stock, and in certain cases, a portion of cash, or any combination of these items.

It is expected that the terms of acquisitions involving the issuance of the shares of Class A common stock covered by this prospectus will be determined by direct negotiations with the owners or controlling persons of the assets, businesses or securities to be acquired, and that the shares of Class A common stock issued will be valued at prices reasonably related to the market price of the Class A common stock either at the time an agreement is entered into concerning the terms of the acquisition or at or about the time the shares are delivered. No underwriting discounts or commissions will be paid, although finder’s fees may be paid in connection with certain acquisitions. Any person receiving such fees may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the resale of shares of Class A common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

RISK FACTORS

You should carefully consider the following risks before making an investment decision. These and other risks could materially and adversely affect our business, operating results or financial condition. You should also refer to the other information contained or incorporated by reference in this prospectus, before making an investment decision.

We may not be able to service our substantial indebtedness.

As indicated below, we have and will continue to have a significant amount of indebtedness relative to our equity.

	As of December 31,
	2003	2002
	(in thousands)
Total indebtedness*	$866,199	$1,019,046
Shareholders’ equity	$43,877	$203,490

*	Excludes deferred gain on interest rate swap of $4,559 at December 31, 2003 and $5,236 at December 31, 2002.

Our ability to service our debt obligations will depend on our future operating performance. Our earnings were insufficient to cover our fixed charges for the year ended December 31, 2003 by $162 million and $184 million for the year ended December 31, 2002. Subsequent to December 31, 2003 we obtained a new senior credit facility. A portion of the proceeds from this facility were used to repay the then existing credit facility, to purchase 12% senior discount notes in the open market, to redeem all 12% senior discount notes outstanding on March 1, 2004, and to repurchase 10 1/4% senior notes in the open market. As adjusted for these transactions, we would require approximately $53.5 million of cash flow from operating activities (before net cash interest expenses) to discharge our cash interest and principal obligations for the year ending December 31, 2004. By comparison, for the year ended December 31, 2003, we generated $56.7 million of cash flow from operations (before net cash interest expenses). In order to manage our substantial amount of indebtedness, we may from time to time sell assets, issue equity, or repurchase, restructure or refinance some or all of our debt. We may not be able to effectuate any of these alternative strategies on satisfactory terms, if at all. The implementation of any of these alternative strategies may dilute our current shareholders or subject us to additional costs or restrictions on our ability to manage our business and as a result could have a material adverse effect on our financial condition and growth strategy.

We may not have sufficient liquidity or cash flow from operations to repay the remaining amount of our outstanding senior credit facility, our 10 1/4% senior notes and our 9 3/4% senior discount notes upon their respective maturities in 2008, 2009 and 2011. Therefore, prior to the maturity of our outstanding debt we may be required to refinance and/or restructure some or all of this debt. There can be no assurance that we will be able to refinance or restructure this debt on acceptable terms or at all. If we were unable to refinance, restructure or otherwise repay the principal amount of this debt upon its maturity, we may need to sell assets, cease operations and/or file for protection under the bankruptcy laws.

As of December 31, 2003, adjusted for the transactions discussed above, we would have had approximately $21 million of additional borrowing capacity under our senior credit facility, subject to maintenance covenants, borrowing base limitations and other conditions. Furthermore, we and our subsidiaries may be able to incur significant additional indebtedness in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt.

We are dependent on the financial stability of our customers and any deterioration in their financial condition may reduce the demand for our services which would adversely affect our growth strategy, revenues and financial condition.

Our business depends on the financial stability of our customers. The economic slowdown and intense competition in the wireless and telecommunications industries over the past several years have impaired the financial condition of some of our customers, certain of which operate with substantial leverage and certain of which have filed or may file for bankruptcy. The financial uncertainties facing our customers could reduce demand for our communications sites, increase our bad debt expense and reduce prices on new customer contracts. This could affect our ability to satisfy our obligations.

In addition, we may be negatively impacted by our customers’ limited access to debt and equity capital. Recently when capital market conditions were difficult for the telecommunications industry, wireless service providers conserved capital by not spending as much as originally anticipated to finance expansion activities. This decrease adversely impacted demand for our services and consequently our financial condition. As a result, we adjusted our business during 2002 and early 2003 to significantly reduce and subsequently suspend any material investment for new towers and our site development activities. If our customers are not able to access the capital markets in the future, our growth strategy, revenues and financial condition may again be adversely affected.

Our substantial indebtedness may negatively impact our ability to implement our business plan.

Our substantial indebtedness may negatively impact our ability to implement our business plan. For example, it could:

•	limit our ability to fund future working capital, capital expenditures and development costs;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	increase our vulnerability to general economic and industry conditions;

•	subject us to interest rate risk;

•	place us at a competitive disadvantage to our competitors that are less leveraged;

•	require us to sell debt or equity securities or sell some of our core assets, possibly on unfavorable terms, to meet payment obligations; and

•	limit our ability to borrow additional funds.

Our debt instruments contain restrictive covenants that could adversely affect our business.

Our senior credit facility and the indentures governing our outstanding notes each contain certain restrictive covenants. Among other things, these covenants restrict our ability to:

•	incur additional indebtedness;

•	sell assets;

•	pay dividends;

•	make certain investments; and

•	engage in other restricted payments.

If we fail to comply with these covenants, it could result in an event of default under one or all of these debt instruments. The acceleration of amounts due under one of our debt instruments would also cause a cross-default under our other debt instruments.

SBA Senior Finance Inc. (“SBA Senior Finance”), which owns, directly or indirectly, all of the common stock of our operating subsidiaries, is the borrower under our senior credit facility. The senior credit facility requires SBA Senior Finance to maintain specified financial ratios, including ratios regarding SBA Senior Finance’s debt to annualized operating cash flow, debt service, cash interest expense and fixed charges for each quarter. In addition, the senior credit facility contains additional negative covenants that, among other things, restrict our ability to commit to capital expenditures and build towers without anchor tenants. Our ability to meet these financial ratios and tests and comply with these covenants can be affected by events beyond our control, and we may not be able to do so. A breach of any of these covenants, if not remedied within the specified period, could result in an event of default under the senior credit facility.

Upon the occurrence of any default, our senior credit facility lenders can prevent us from borrowing any additional amounts under the senior credit facility. In addition, upon the occurrence of any event of default, other than certain bankruptcy events, senior credit facility lenders, by a majority vote, can elect to declare all amounts of principal outstanding under the senior credit facility, together with all accrued interest, to be immediately due and payable. The acceleration of amounts due under our senior credit facility would cause a cross-default under our indentures, thereby permitting the acceleration of such indebtedness. If the indebtedness under the senior credit facility and/or indebtedness under our outstanding notes were to be accelerated, our current assets would not be sufficient to repay in full the indebtedness. If we were unable to repay amounts that become due under the senior credit facility, the senior credit lenders could proceed against the collateral granted to them to secure that indebtedness. Substantially all of our assets are pledged as security under the senior credit facility. In such an event of default, our assets may not be sufficient to satisfy our obligations under the notes.

If our wireless service provider customers combine their operations to a significant degree, our growth, our revenue and our ability to generate positive cash flow could be adversely affected.

Demand for our services may decline if there is significant consolidation among our wireless service provider customers as they may then reduce capital expenditures in the aggregate because many of their existing networks and expansion plans overlap. In January 2003, the spectrum cap, which previously prohibited wireless carriers from owning more than 45 MHz of spectrum in any given geographical area, expired. Some wireless carriers may be encouraged to consolidate with each other as a result of this regulatory change and as a means to strengthen their financial condition. Economic conditions have resulted in the consolidation of several wireless service providers and this trend is likely to continue. To the extent that our customers consolidate, they may not renew any duplicative leases that they have on our towers and/or may not lease as many spaces on our towers in the future. This would adversely affect our growth, our revenue and our ability to generate positive cash flow. In February 2004, Cingular Wireless and AT&T Wireless entered into an agreement by which Cingular would acquire AT&T in a transaction anticipated to close in late 2004 or 2005. As of December 31, 2003 Cingular and AT&T were both tenants on 287 of our 3,032 towers. The contractual revenue generated by both of these tenants on these 287 towers at December 31, 2003 was approximately $12 million. If, as a result of this transaction, Cingular were not to renew duplicate leases, we could lose up to 50% of such revenue. The average remaining contractual life of such duplicate leases was approximately 3 years.

Similar consequences may occur if wireless service providers engage in extensive sharing or roaming or resale arrangements as an alternative to leasing our antenna space. Wireless voice service providers frequently enter into roaming agreements with competitors allowing them to use another’s wireless communications facilities to accommodate customers who are out of range of their home provider’s services. Wireless voice service providers may view these roaming agreements as a superior alternative to leasing antenna space on communications sites owned or controlled by us or others. The proliferation of these roaming agreements could have a material adverse effect on our revenue.

We depend on a relatively small number of customers for most of our revenue.

We derive a significant portion of our revenue from a small number of customers, particularly in our site development services business. The loss of any significant customer could have a material adverse effect on our revenue.

The following is a list of significant customers and the percentage of our total revenues for the specified time periods derived from these customers:

	Percentage of Total Revenues for the years ended December 31,
	2003	2002
Bechtel Corporation	14.3%	15.3%
AT&T Wireless	10.8%	10.1%
Cingular Wireless	10.2%	12.6%

We also have client concentrations with respect to revenues in each of our financial reporting segments:

	Percentage of Site Leasing Revenue for the years ended December 31,
	2003	2002
AT&T Wireless	16.9%	15.5%
Cingular Wireless	11.1%	10.8%

	Percentage of Site Development Consulting Revenue for the years ended December 31,
	2003	2002
Bechtel Corporation	30.5%	34.2%
Cingular Wireless	24.0%	29.6%
Verizon Wireless	14.5%	3.9%

	Percentage of Site Development Construction Revenue for the years ended December 31,
	2003	2002
Bechtel Corporation	37.7%	28.1%
Sprint PCS	12.9%	3.0%

Revenues from these clients are derived from numerous different site leasing contracts and site development contracts. Each site leasing contract relates to the lease of space at an individual tower site and is generally for an initial term of five years renewable for five five-year periods at the option of the tenant. Our site development customers engage us on a project-by-project basis, and a customer can generally terminate an assignment at any time without penalty. In addition, a customer’s need for site development services can decrease, and we may not be successful in establishing relationships with new customers. Furthermore, our existing customers may not continue to engage us for additional projects.

We may not secure as many site leasing tenants as planned or our lease rates may decline.

If tenant demand for tower space or our lease rates for new tenants decrease, we may not be able to successfully grow our site leasing business. This may have a material adverse effect on our strategy, revenue growth and our ability to satisfy our financial and other contractual obligations. Our plan for the growth of our site leasing business largely depends on our management’s expectations and assumptions concerning future tenant demand and potential lease rates for independently owned towers.

Due to the long-term expectations of revenue from our tenant leases, we are very sensitive to the creditworthiness of our tenants.

Due to the long-term nature of our tenant leases, we, like others in the tower industry, are dependent on the continued financial strength of our tenants. Wireless service providers often operate with substantial leverage, and financial problems for our customers could result in uncollected accounts receivable, the loss of customers and lower than anticipated lease revenues. During the past three years, a number of our site leasing customers have filed for bankruptcy including almost all of our paging customers. Although these bankruptcies have not had a material adverse effect on our business or revenues, any future bankruptcies may have a material adverse effect on our business, revenues, and/or the collectability of our accounts receivable.

Our quarterly operating results for our site development services fluctuate and therefore should not be considered indicative of our long-term results.

The demand for our site development services fluctuates from quarter to quarter and should not be considered as indicative of long-term results. Numerous factors cause these fluctuations, including:

•	the timing and amount of our customers’ capital expenditures;

•	the size and scope of assignments;

•	the business practices of customers, such as deferring commitments on new projects until after the end of the calendar year or the customers’ fiscal year;

•	the number and significance of active projects during a quarter;

•	delays relating to a project or tenant installation of equipment;

•	seasonal factors, such as weather, vacation days and total business days in a quarter;

•	the use of third party providers by our customers;

•	the rate and volume of wireless service providers’ network development; and

•	general economic conditions.

Although the demand for our site development services fluctuates, we incur significant fixed costs, such as maintaining a staff and office space in anticipation of future contracts. In addition, the timing of revenues is difficult to forecast because our sales cycle may be relatively long. Therefore, we may not be able to adjust our cost structure in a timely basis to adjust to market slowdowns.

We are not profitable and expect to continue to incur losses.

We are not profitable. The following chart shows the net losses we incurred for the periods indicated:

	For the years ended December 31,
	2003	2002	2001
	(in thousands)
Net losses	172,171	248,996	125,792

Our losses are principally due to significant interest expense and depreciation and amortization in each of the periods presented above. We recorded an asset impairment charge of $17.0 million, a charge associated with the write-off of deferred financing fees and loss on extinguishment of debt of $24.2 million, and a restructuring charge of $2.5 million during the year ended December 31, 2003. Additionally, we recognized a loss, net of taxes, of approximately $7.7 million for the year ended December 31, 2003 in connection with discontinued operations. We recorded restructuring and other charges of $47.8 million, a $60.7 million charge related to the cumulative effect of a change in accounting principle related to the adoption of SFAS No. 142, and an asset impairment charge of $25.5 million in the year ended December 31, 2002. We recorded restructuring and other charges of $24.4 million in the year ended December 31, 2001.

In 2004, we expect to incur material additional charges for the write-off of deferred financing fees and extinguishment of debt associated with the senior credit facility refinancing, 10¼% senior note repurchases and 12% senior discount note repurchases and redemptions which occurred subsequent to December 31, 2003. Interest expense and depreciation charges will continue to be substantial in the future.

Increasing competition in the tower industry may adversely affect us.

Our industry is highly competitive, particularly with respect to securing quality tower assets and adequate capital to support tower networks. Competitive pressures for tenants on their towers from these competitors could adversely affect our lease rates and services income. In addition, the loss of existing customers or the failure to attract new customers would lead to an accompanying adverse effect on our revenues, margins and financial condition. Increasing competition could also make the acquisition of quality tower assets more costly.

We compete with:

•	wireless service providers that own and operate their own towers and lease, or may in the future decide to lease, antenna space to other providers;

•	site development companies that acquire antenna space on existing towers for wireless service providers, manage new tower construction and provide site development services;

•	other large independent tower companies; and

•	smaller local independent tower operators.

Wireless service providers that own and operate their own tower networks and several of the other tower companies generally are substantially larger and have greater financial resources than we do. We believe that tower location and capacity, quality of service, density within a geographic market and, to a lesser extent, price historically have been and will continue to be the most significant competitive factors affecting the site leasing business.

The site development market includes participants from a variety of market segments offering individual, or combinations of, competing services. We believe that a company’s experience, track record, local reputation, price and time for completion of a project have been and will continue to be the most significant competitive factors affecting the site development business.

The loss of the services of certain of our key personnel or a significant number of our employees may negatively affect our business.

Our success depends to a significant extent upon performance and active participation of our key personnel. We cannot guarantee that we will be successful in retaining the services of these key personnel. We have employment agreements with Jeffrey A. Stoops, our President and Chief Executive Officer, Kurt L. Bagwell, our Senior Vice President and Chief Operating Officer, and Thomas P. Hunt, our Senior Vice President and General Counsel. We do not have employment agreements with any of our other key personnel. If we were to lose any key personnel, we may not be able to find an appropriate replacement on a timely basis and our results of operations could be negatively affected. We do not currently have a permanent Chief Financial Officer, and if we are unable to timely hire one, our business may be negatively impacted. Further, the loss of a significant number of employees or our inability to hire a sufficient number of qualified employees could have a material adverse effect on our business.

New technologies and their use by carriers may have a material adverse effect on our growth rate and results of operations.

The emergence of new technologies could reduce the demand for space on our towers. For example, the development of and use of products that would permit multiple wireless carriers to use a single antenna, share networks or increase the range and capacity of an antenna could reduce the number of antennas needed by our customers. This could have a material adverse effect on our growth rate and results of operations.

Our costs could increase and our revenues could decrease due to perceived health risks from radio frequency (“RF”) energy.

The government imposes requirements and other guidelines on our towers relating to RF energy. Exposure to high levels of RF energy can cause negative health effects.

The potential connection between exposure to low levels of RF energy and certain negative health effects, including some forms of cancer, has been the subject of substantial study by the scientific community in recent years. According to the Federal Communications Commission (“FCC”), the results of these studies to date have been inconclusive. However, public perception of possible health risks associated with cellular and other wireless communications media could slow the growth of wireless companies, which could in turn slow our growth. In particular, negative public perception of, and regulations regarding, health risks could cause a decrease in the demand for wireless communications services. Moreover, if a connection between exposure to low levels of RF energy and possible negative health effects, including cancer, were demonstrated, we could be subject to numerous claims. If we were subject to claims relating to RF energy, even if such claims were not ultimately found to have merit, our financial condition would be materially and adversely affected.

Our business is subject to government regulations and changes in current or future regulations could harm our business.

We are subject to federal, state and local regulation of our business. In particular, both the Federal Communications Commission (“FCC”) and the Federal Aviation Administration (“FAA”) regulate the construction and maintenance of antenna towers and structures that support wireless communications and radio and television antennas. In addition, the FCC separately licenses and regulates wireless communications equipment and television and radio stations operating from such towers and structures. FAA and FCC regulations govern construction, lighting, painting and marking of towers and structures and may, depending on the characteristics of the tower or structure, require registration of the tower or structure. Certain proposals to construct new towers or structures or to modify existing towers or structures are reviewed by the FAA to ensure that the tower or structure will not present a hazard to air navigation.

Antenna tower owners and antenna structure owners may have an obligation to mark or paint towers or structures or install lighting to conform to FAA standards and to maintain such marking, painting and lighting. Antenna tower owners and antenna structure owners may also bear the responsibility of notifying the FAA of any lighting outages. Certain proposals to operate wireless communications and radio or television stations from antenna towers and structures are also reviewed by the FCC to ensure compliance with environmental impact requirements. Failure to comply with existing or future applicable requirements may lead to civil penalties or other liabilities and may subject us to significant indemnification liability to our customers against any such failure to comply. In addition, new regulations may impose additional costly burdens on us, which may affect our revenues and cause delays in our growth.

Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers, vary greatly, but typically require antenna tower owners and antenna structure owners to obtain approval from local officials or community standards organizations prior to tower or structure construction or modification. Local regulations can delay, prevent, or increase the cost of new construction, co-locations, or site upgrade projects, thereby limiting our ability to respond to customer demand. In addition, new regulations may be adopted that increase delays or result in additional costs to us. These factors could have a material adverse effect on our future growth and operations.

Our towers are subject to damage from natural disasters.

Our towers are subject to risks associated with natural disasters such as tornadoes and hurricanes. We maintain insurance to cover the estimated cost of replacing damaged towers, but these insurance policies are subject to loss limits and deductibles. We also maintain third party liability insurance, subject to deductibles, to protect us in the event of an accident involving a tower. A tower accident for which we are uninsured or underinsured, or damage to a significant number of our towers, could require us to make significant capital expenditures and may have a material adverse effect on our operations or financial condition.

We could have liability under environmental laws that could have a material adverse effect on our business, financial condition and results of operations.

Our operations, like those of other companies engaged in similar businesses, are subject to the requirements of various federal, state, local and foreign environmental and occupational safety and health laws and regulations, including those relating to the management, use, storage, disposal, emission and remediation of, and exposure to, hazardous and non-hazardous substances, materials, and wastes. As owner, lessee or operator of numerous tower sites, we may be liable for substantial costs of remediating soil and groundwater contaminated by hazardous materials, without regard to whether we, as the owner, lessee or operator, knew of or were responsible for the contamination. We may be subject to potentially significant fines or penalties if we fail to comply with any of these requirements. The current cost of complying with these laws is not material to our financial condition or results of operations. However, the requirements of these laws and regulations are complex, change frequently, and could become more stringent in the future. It is possible that these requirements will change or that liabilities will arise in the future in a manner that could have a material adverse effect on our business, financial condition and results of operations.

Our dependence on our subsidiaries for cash flow may negatively affect our business.

We are a holding company with no business operations of our own. Our only significant asset is and is expected to be the outstanding capital stock of our subsidiaries. We conduct, and expect to conduct, all of our business operations through our subsidiaries. Accordingly, our ability to pay our obligations, including the principal and interest, premium, if any, and additional interest, if any, on our outstanding 10¼% senior notes and our 9¾% senior discount notes, is dependent upon dividends and other distribution from our subsidiaries to us. Other than amounts required to make interest and principal payments on the notes, we currently expect that the earnings and cash flow of our subsidiaries will be retained and used by them in their operations, including servicing their debt obligations. Our operating subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to pay the principal, interest and other amounts on the notes or make any funds available to us for payment. The ability of our operating subsidiaries to pay dividends or transfer assets to us may be restricted by applicable state law and contractual restrictions, including the terms of the senior credit facility. Although the indenture governing the notes will limit the ability of our operating subsidiaries to enter into consensual restrictions on their ability to pay dividends to us, these limitations are subject to a number of significant qualifications and exceptions.

As a company whose common stock is publicly traded, we are subject to the rules and regulations of federal, state and financial market exchange entities.

In response to recent laws enacted by Congress (most notably the Sarbanes-Oxley Act of 2002), some of these entities have recently issued new requirements and some are continuing to develop additional requirements (most notably, the requirements associated with Section 404 of the Sarbanes-Oxley Act). Our material internal control systems, processes and procedures will have to be in compliance with the new requirements and such compliance may require the commitment of significant financial and managerial resources and significant changes to such controls, systems, processes and procedures.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents that are incorporated by reference into this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Specifically, this prospectus and the documents incorporated into this prospectus by reference contain forward-looking statements regarding:

•	our estimates regarding our liquidity, capital expenditures and sources of both, and our ability to fund operations and meet our obligations as they become due for the foreseeable future;

•	our expectations regarding our incurrence of additional net losses in 2004;

•	our expectations regarding the final aggregate gross cash proceeds to be generated by the Western tower sale;

•	our ability to sell the 61 towers remaining in the Western two-thirds of the United States;

•	our estimates of the amount and timing of site development revenue to be generated from the network development contract with Sprint Spectrum L.P.;

•	our strategy to focus our business on the site leasing business, and the consequential shift in our revenue stream and gross profits from project driven revenues to recurring revenues, predictable operating costs and minimal capital expenditures;

•	our belief that our towers have significant capacity to accommodate additional tenants;

•	our estimates regarding the future development of the site leasing industry and site development industry and its effect on our revenues and profits;

•	our estimate that we will not make any additional material change to our tower portfolio in 2004;

•	our belief that the Western tower sale will not have a material impact on our site leasing gross profit margin;

•	our intent to focus our tower ownership activities in the eastern third of the United States;

•	our belief regarding our position to capture additional site leasing business in our markets and identify and participate in site development projects across our markets;

•	our expectations regarding the incurrence of material additional charges in 2004 for the write-off of deferred financing fees and extinguishment of debt;

•	our estimates that interest expense and depreciation charges will continue to be substantial in the future;

•	our belief regarding the financial impact of certain accounting pronouncements; and

•	our estimates regarding non-cash compensation expense in each year from 2004 through 2006.

These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and assumptions. We wish to caution readers that certain important factors may have affected and could in the future affect our actual results and could cause actual results to differ significantly from those expressed in any forward-looking statement. The most important factors that could prevent us from achieving our goals, and cause the assumptions underlying forward-looking statements and the actual results to differ materially from those expressed in or implied by those forward-looking statements include, but are not limited to, the following:

•	our inability to sufficiently increase our revenues and maintain or decrease expenses and cash capital expenditures to permit us to fund operations and meet our obligations as they become due;

•	our potential adjustments to the purchase price of the Western tower sale;

•	our ability to identify suitable purchasers for the additional 61 towers held for sale and enter into agreements on mutually acceptable terms;

•	the inability of our clients to access sufficient capital or their unwillingness to expend capital to fund network expansion or enhancements;

•	our ability to continue to comply with covenants and the terms of our senior credit facility and to access sufficient capital to fund our operations;

•	our ability to secure as many site leasing tenants as planned;

•	our ability to expand our site leasing business and maintain or expand our site development business;

•	our ability to successfully address zoning issues;

•	our ability to retain current lessees on our towers;

•	the actual amount and timing of services rendered and revenues received under our contract with Sprint Spectrum L.P.;

•	our ability to realize economies of scale from our tower portfolio;

•	the impact of our lack of a permanent Chief Financial Officer and our inability to timely hire a permanent Chief Financial Officer; and

•	the continued use of towers and dependence on outsourced site development services by the wireless communications industry.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data as of and for each of the five years ended December 31, 2003. The financial data for the fiscal years ended 2003, 2002 and 2001 have been derived from, and are qualified by reference to, our restated audited consolidated financial statements. The financial data as of and for the fiscal years ended 2000 and 1999, have been derived from our unaudited consolidated financial statements. The unaudited financial data as of and for the years ended December 31, 2000 and 1999, have been derived from our books and records without audit and, in the opinion of management, include all adjustments, (consisting only of normal, recurring adjustments) that management considers necessary for a fair statement of results for these periods. The following consolidated financial statements have been reclassified to reflect the discontinued operations treatment of the disposition, or intended disposition of 848 towers. You should read the information set forth below in conjunction with our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes to those consolidated financial statements incorporated by reference in this prospectus.

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(unaudited)
	(in thousands except per share data)
Operating Data:
Revenues:
Site leasing	$127,842	$115,081	$85,487	$44,332	$23,176
Site development	84,218	125,041	139,735	115,892	60,570

Total revenues	212,060	240,122	225,222	160,224	83,746

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(unaudited)
	(in thousands except per share data)
Cost of revenues (exclusive of depreciation, accretion and amortization shown below):
Cost of site leasing	42,021	40,650	30,657	16,904	10,742
Cost of site development	77,810	102,473	108,532	88,892	45,804

Total cost of revenues	119,831	143,123	139,189	105,796	56,546

Gross profit	92,229	96,999	86,033	54,428	27,200
Operating expenses:
Selling, general and administrative	31,244	34,352	42,103	27,404	19,659
Restructuring and other charges	2,505	47,762	24,399	—	—
Asset impairment charges	16,965	25,545	—	—	—
Depreciation, accretion and amortization	84,380	85,728	66,104	27,921	13,275

Operating loss from continuing operations	(42,865)	(96,388)	(46,573)	(897)	(5,734)
Other expense, net	(119,251)	(87,908)	(75,525)	(24,564)	(27,528)

Loss from continuing operations before provision for income taxes and cumulative effect of changes in accounting principles	(162,116)	(184,296)	(122,098)	(25,461)	(33,262)
Benefit from (provision for) income taxes	(1,820)	(309)	(1,493)	(1,195)	196

Loss from continuing operations before cumulative effect of changes in accounting principles	(163,936)	(184,605)	(123,591)	(26,656)	(33,066)
Loss from discontinued operations, net of income taxes	(7,690)	(3,717)	(2,201)	(2,259)	(1,525)

Loss before cumulative effect of changes in accounting principles	(171,626)	(188,322)	(125,792)	(28,915)	(34,591)
Cumulative effect of changes in accounting principles	(545)	(60,674)	—	—	—

Net loss	(172,171)	(248,996)	(125,792)	(28,915)	(34,591)
Dividends on preferred stock	—	—	—	—	733
Net loss applicable to shareholders	$(172,171)	$(248,996)	$(125,792)	$(28,915)	$(33,858)

Basic and diluted loss per common share amounts:
Loss from continuing operations before cumulative effect of changes in accounting principle	$(3.14)	$(3.66)	$(2.61)	$(0.65)	$(1.70)
Loss from discontinued operations	(0.15)	(0.07)	(0.05)	(0.05)	(0.07)
Cumulative effect of changes in accounting principle	(0.01)	(1.20)	—	—	—

Net loss per common share	$(3.30)	$(4.93)	$(2.66)	$(0.70)	$(1.77)

Weighted average number of common shares	52,204	50,491	47,321	41,156	19,156

	As of December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(1)	$8,338	$61,141	$13,904	$14,980	$3,131
Short-term investments	15,200	—	—	—	—
Restricted cash(2)	10,344	—	—	—	—
Property and equipment (net)	856,213	940,961	987,053	766,221	339,079
Total assets	982,982	1,303,365	1,407,543	948,818	429,823
Total debt(3)	870,758	1,024,282	845,453	248,273	320,767
Total shareholders’ equity	43,877	203,490	448,744	538,160	48,582

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(audited)	(audited)	(audited)	(unaudited)
	(in thousands)
Other Data:
Cash provided by (used in):
Operating activities	$(29,808)	$17,807	$28,753	$47,516	$23,134
Investing activities	155,456	(102,716)	(554,700)	(445,280)	(208,870)
Financing activities	(178,451)	132,146	524,871	409,613	162,124

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(unaudited)
Tower Data (Before Discontinued Operations Treatment):
Towers owned at the beginning of period	3,877	3,734	2,390	1,163	494
Towers constructed	13	141	667	779	438
Towers acquired	—	53	677	448	231
Towers reclassified/disposed of(4)	(797)	(51)	—	—	—
Towers held for sale	(61)	—	—	—	—
Total towers owned at the end of period	3,032	3,877	3,734	2,390	1,163

	For the years ended December 31,
	2003	2002	2001	2000	1999
	(unaudited)
Tower Data (After Discontinued Operations Treatment):
Total towers owned at the end of period	3,032	3,030	2,910	1,830	902

(1) Includes cash and cash equivalents of Telecommunications and its subsidiaries of $8.2 million, $60.9 million, $13.7 million, $13.6 million, $2.9 million, as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

(2) Restricted cash of $10.3 million as of December 31, 2003, consists of $7.3 million of cash held by escrow agent in accordance with certain provisions of the Western tower sale agreement and $3.0 million related to surety bonds issued for our benefit.

(3) Includes deferred gain on interest rate swap of $4.6 million and $5.2 million as of December 31, 2003 and December 31, 2002, respectively.

(4) Reclassifications reflect the combination for reporting purposes of multiple acquired tower structures on a single parcel of real estate, which we market and customers view as a single location, into a single owned tower site. Dispositions reflect the sale, conveyance or other legal transfer of owned tower sites.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the Commission. You may read and copy these reports and other information at the Public Reference Room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. In addition, you may read our Commission filings over the Internet at the Commission’s website at http://www.sec.gov.

We have filed with the Commission a registration statement on Form S-4 under the Securities Act with respect to the shares of Class A common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our securities, you should refer to the registration statement.

INFORMATION INCORPORATED BY REFERENCE

The Commission allows us to provide information about our business and other important information to you by “incorporating by reference” the information we file with the Commission, which means that we can disclose the information to you by referring in this prospectus to the documents we file with the Commission. Under the Commission’s regulations, any statement contained in a document incorporated by reference in this prospectus is automatically updated and superseded by any information contained in this prospectus, or in any subsequently filed document of the types described below.

We incorporate into this prospectus by reference the following documents filed by us with the Commission, other than information furnished pursuant to Item 9 or Item 12 of Form 8-K, each of which should be considered an important part of this prospectus:

Commission Filing (File No. 000-30110)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2003
Description of our Class A common stock contained in Registration Statement on Form 8-A and any amendment or report filed for the purpose of updating such description	June 9, 1999 and January 14, 2002
All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934	After the date of this prospectus

You may request a copy of each of our filings at no cost, by writing or telephoning us at the following address, telephone or facsimile number:

SBA Communications Corporation

5900 Broken Sound Parkway NW

Boca Raton, FL 33487

Phone: (561) 995-7670

Fax: (561) 998-3448

Exhibits to a document will not be provided unless they are specifically incorporated by reference in that document. You must request the filings no later than five business days before the date you must make your investment decision in order for you to obtain timely delivery of this information.

You should rely only on the information contained in this prospectus and in the documents incorporate by reference into this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

The information in this prospectus may not contain all of the information that may be important to you. You should read the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

LEGAL MATTERS

The validity of the shares of Class A Common Stock being offered hereby will be passed upon for us by Akerman Senterfitt, Miami, Florida.

EXPERTS

The audited consolidated financial statements and schedule of SBA Communications Corporation incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.